UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☒              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year end December 31, 2002

OR

☐              TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                       to

Commission file number 1-11961

A.           Full title of the plan and the address of the plan, if different from that of the issuer named below:
CARRIAGE SERVICES 401(K) PLAN

B.             Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:  CARRIAGE SERVICES, INC. 1900 ST. JAMES PLACE, FOURTH FLOOR, HOUSTON, TEXAS 77056

REQUIRED INFORMATION

a.               Financial Statements.  The following financial statements are furnished for the Plan.

1.               Audited Statement of Net Assets Available for Benefits as of December 31, 2002 and 2001.

2.               Audited Statement of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001.

3.               Notes to Financial Statements.

4.               Schedules:

(a)          Assets Held for Investment Purposes

b.              Exhibits

99.1 — Certification of Periodic Financial Reports by Melvin C. Payne in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002

99.2 — Certification of Periodic Financial Reports by Joseph Saporito in satisfaction of Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

CARRIAGE SERVICES 401 (K) PLAN

By:	/s/	W. Clark Harlow	Date: June 23, 2003
W. Clark Harlow
Vice President and Treasurer of Carriage Services, Inc. (Plan Administrator of the Carriage Services 401(k) Plan.)

CARRIAGE SERVICES 401(K) PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

WITH REPORT OF INDEPENDENT ACCOUNTANTS

for the years ended December 31, 2002 and 2001

CARRIAGE SERVICES 401(K) PLAN

*            Other schedules required by Section 2520.103.10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors
Carriage Services, Inc.:

We have audited the accompanying statement of net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2002 and 2001 and the related statement of changes in net assets available for benefits for the years then ended.  These financial statements are the responsibility of management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Carriage Services 401(k) Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole.  Supplemental Schedule H, Item 4i- Schedule of Assets (Held at End of Year) as of December 31, 2002 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Ham, Langston & Brezina, L.L.P.

Houston, Texas
June 18, 2003

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2002 and 2001

	2002		2001
ASSETS

Investments:
Registered investment companies (mutual funds) at market value:
Dreyfus Founders Growth Fund	$1,228,453	*	$1,567,241	*
MCM Stable Asset Fund	1,291,929	*	1,275,733	*
Scudder Large Company Value Fund	1,360,862	*	1,477,732	*
Wasatch Core Growth Fund	1,300,346	*	1,672,328	*
Lazard Small Capital Portfolio	787,380	*	936,186	*
UBS International Equity Fund	490,812	*	477,230	*
Credit Suisse Emerging Markets Fund	224,807		257,933
Dreyfus GNMA Fund	414,389		268,843
Strong Government Securities Fund	308,919		222,638
Credit Suisse Global Fixed Income Fund	143,383		127,607
Loomis Bond Fund	197,137		162,623
Loomis Retail Bond Fund	39,548		35,750
Loomis Institutional Bond Fund	19,846		2,054
Citi S&P 500 Index Fund	100,917		38,288
Smith Barney Money Fund, Inc. Government Portfolio	145,502		55,173

Total mutual funds	8,054,230		8,577,359

Carriage Services, Inc. common stock	441,307	*	531,554	*

Total investments	8,495,537		9,108,913

Participant loans receivable	211,480		234,536

Contributions receivable:
Employer	7,278		6,575
Employee	46,673		40,976

Total contributions receivable	53,951		47,551

Total assets	8,760,968		9,391,000

LIABILITIES

Excess contributions payable	62,481		—

Total liabilities	62,481		—

Net assets available for benefits	$8,698,487		$9,391,000

*                 Represents investments comprising at least 5% of net assets available for benefits.

The accompanying notes are an integral
part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

for the years ended December 31, 2002 and 2001

	2002	2001
Additions to net assets attributed to:
Investment income
Dividends	$140,605	$507,957
Interest	15,629	14,583

Total investment income	156,234	522,540

Contributions
Employer	235,622	172,828
Employee	1,491,181	1,585,661
Rollovers	9,038	3,336

Total contributions	1,735,841	1,761,825

Total additions	1,892,075	2,284,365

Deductions from net assets attributed to:
Benefit payments	1,037,039	950,731
Net depreciation in fair value of investments	1,529,602	279,644
Administrative expenses	17,947	2,600

Total deductions	2,584,588	1,232,975

Net increase (decrease)	(692,513)	1,051,390

Net assets available for benefits, beginning of year	9,391,000	8,339,610

Net assets available for benefits, end of year	$8,698,487	$9,391,000

The accompanying notes are an integral
part of these financial statements.

CARRIAGE SERVICES 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

1.                                      Description of Plan

The Carriage Services 401(k) Plan (the “Plan”) was originally established by Carriage Funeral Holdings, Inc. (the “Company”) through the adoption of the Powell, Townsend & Associates, Inc. Regional Prototype 401(k) Plan and Trust effective March 19, 1993.  The Plan was amended and restated effective January 1, 1998 upon adoption of the Travelers Insurance Company Flexible Non-standardized Safe Harbor Prototype 401(k) Profit Sharing Plan.  The restated plan provisions are not significantly changed from the Plan as originally adopted.  The Plan is a defined contribution, deferred compensation and 401(k) plan under Section 401(k) of the Internal Revenue Code (the “Code”).  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

The Company has the right, under the Plan agreement, to terminate the Plan, although the Company has no intention to do so.  Upon termination, assets would be distributed to the participants.

Eligibility and Contributions

Employees are eligible to participate in the Plan on the Plan entry date immediately following the completion of one hour of service and attainment of 21 years of age.  Plan entry date is on January 1st or July 1st immediately following employment and meeting the service requirements.  Participants may make an elective contribution on a tax-deferred basis up to the statutory maximum allowable contribution of total compensation, subject to certain limitations provided for in the Code.  The Company elected to contribute on behalf of each participant an amount equal to 25 percent of the participant’s contribution up to 5 percent of the participant’s compensation during 2002 and 2001.

Participant contributions for 2002 include excess contributions totaling $62,481 which were refunded to participants subsequent to year-end because the contributions were determined to be in excess of maximum contribution levels for certain participants.  Those excess contributions for 2002 have been reflected as a liability in the statement of net assets available for benefits at December 31, 2002. There were no excess contributions required to be refunded for 2001.

Allocation of Employer Contributions

For non-matching discretionary employer contributions, if any, each participant’s account is credited with an allocation of employer contributions based on the ratio that the participant’s compensation for the plan year bears to total compensation for all qualifying participants during the plan year.

Participant Loans

A participant may borrow from the Plan in any amount greater than $1,000 but less than the lesser of $50,000 or fifty percent of the participant’s vested account balance.  Loans are secured by the participant’s vested balance in his account.  Repayments are made at least quarterly, and the term cannot exceed five years, except in the case of a home loan, which can extend up to 30 years.  Participant loans outstanding as of December 31, 2002 and 2001 totaled $211,480 and $234,536, respectively.  As of December 31, 2002 such participant loans bore interest at rates ranging from 9.75% to 10.75% per year.

Investment Options

As of December 31, 2002 and 2001, participants could direct the investment of their accounts in the following investment options offered through the plan custodian, Smith Barney Corporate Trust Company:

Dreyfus Founders Growth Fund - A mutual fund that invests in common stocks of established companies with a market capitalization of greater than $500 million and with, in the view of the fund manager, an above average prospect for growth.

MCM Stable Asset Fund - A mutual fund with the investment objective of total return consistent with low risk and liquidity.  This fund invests primarily in short to intermediate term debt securities.

Scudder Large Company Value Fund - A mutual fund with the investment objective of long-term capital growth while providing current income and growth in income.  This fund invests primarily in common stocks and convertible securities of companies that pay current dividends and that, in the view of the fund manager, offer the prospect of growth of earnings.

Wasatch Core Growth Fund - A mutual fund with the investment objective of aggressive growth.  This fund invests primarily in common stock of companies that, in the view of the fund manager, have superior growth potential.

Lazard Small Capital Portfolio - A mutual fund with the investment objective of outperforming the Russell 2000 Index.  This fund invests primarily in companies with market capitalization of less than $1 billion.

UBS International Equity Fund - A mutual fund that invests primarily in the equity securities of major non-U.S. companies, with a concentration of investment in Europe.

Credit Suisse Emerging Markets Fund - A fund seeking growth of capital by investing primarily in equity securities of companies in emerging markets.

Dreyfus GNMA Fund - A mutual fund with the investment objective of producing the highest level of current income which is consistent with preservation of capital by investing principally in securities issued by the Government National Mortgage Association (“GNMA”).

Strong Government Securities Fund - A mutual fund with the investment objective of producing high current income and total return by investing in medium and longer term U.S. government securities.  This fund invests only in investment grade bonds.

Credit Suisse Global Fixed Income Fund - A mutual fund with the investment objective of maximum total return consistent with prudent investments.  This fund invests approximately 65% of assets in fixed income securities in at least three countries.

Loomis Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

Loomis Retail Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation. The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

Loomis Institutional Bond Fund - A mutual fund with the investment objective of high total investment return through a combination of current income and capital appreciation.  The fund invests primarily in debt securities, although the purchase of preferred stocks is allowed.

Citi S&P 500 Index Fund - A mutual fund with the investment objective of mirroring the investment return of the Standard & Poors 500 Index.  The fund invests in the equity securities of the 500 major United States companies that comprise the S&P 500 index.

Smith Barney Money Fund, Inc. Government Portfolio - A portfolio with the investment objective of providing maximum current income consistent with conservation of capital.  The portfolio maintains a dollar-weighted average maturity of 90 days or less, and all securities have effective maturities of 13 months or less.

Carriage Services, Inc. Common Stock - Equity securities of the Company.

Vesting

Participants are fully vested in their elective contributions.  Employer contributions are vested 100 percent upon participants attaining normal retirement age (as defined by the Plan document).  Prior to retirement age, a participant’s interest in employer contributions made in the participant’s behalf vest in accordance with the following schedule:

Years of Service	Percent of Nonforfeitable Interest

Less than 1	0%
1	20
2	40
3	60
4	80
5 or more	100

For purposes of vesting, a year of service is 500 hours worked within a single plan year.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future employer contributions.  Forfeited amounts available to be utilized to reduce employer contributions as of December 31, 2002 and 2001 were $10,867 and $6,170, respectively.

Retirements and Terminations

In the case of a participant’s retirement, death, permanent disability or termination of employment, the participant or his designated beneficiary may elect to receive the value of the participant account, in accordance with the provisions of the Plan, in a lump-sum distribution, installment payments or a combination thereof.

Administration

The Plan is administered by the Company.  Certain administrative functions are performed by officers or employees of the Company.  No officers or employees receive compensation from the Plan.  The Plan trustee and custodian of the Plan’s assets is Smith Barney Corporate Trust Company.  CitiStreet Associates, LLC is the recordkeeper for the Plan.

2.                                      Summary of Significant Accounting Policies

All administrative costs, with the exception of loan set-up and maintenance fees, are paid by the Company.  Loan fees are paid by the participant.

Basis of Accounting

The Plan’s financial statements have been prepared on the accrual basis of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures.  Accordingly, actual results may differ from those estimates.

Investments

Investments are carried at fair value based on quoted market prices in an active market.

The Plan presents in the statement of changes in net assets available for benefits the net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses and unrealized appreciation (depreciation) on those investments.

3.                                      Investments in Mutual Funds

Investments in registered investment companies (“mutual funds”) consisted of the following at December 31, 2002 and 2001:

December 31, 2002	Shares	Current Value

Dreyfus Founders Growth Fund	164,207.2471	$1,228,453
MCM Stable Asset Fund	99,595.7142	1,291,929
Scudder Large Company Value Fund	74,269.7317	1,360,862
Wasatch Core Growth Fund	48,738.6109	1,300,346
Lazard Small Capital Portfolio	56,107.6267	787,380
UBS International Equity Fund	74,459.9208	490,812
Credit Suisse Emerging Markets Fund	34,532.5049	224,807
Dreyfus GNMA Fund	27,352.4253	414,389
Strong Government Securities Fund	27,711.8148	308,919
Credit Suisse Global Fixed Income Fund	14,571.4796	143,383
Loomis Bond Fund	17,919.4606	197,137
Loomis Retail Bond Fund	3,598.5537	39,548
Loomis Institutional Bond Fund	1,805.7359	19,846
Citi S&P 500 Index Fund	11,300.5798	100,917
Smith Barney Money Fund, Inc. Government Portfolio	145,501.3300	145,502

Total at December 31, 2002		$8,054,230

December 31, 2001	Shares	Current Value

Dreyfus Founders Growth Fund	148,835.0158	$1,567,241
MCM Stable Asset Fund	103,589.0136	1,275,733
Scudder Large Company Value Fund	66,035.9733	1,477,732
Wasatch Core Growth Fund	48,240.8353	1,672,328
Lazard Small Capital Portfolio	52,981.4461	936,186
UBS International Equity Fund	59,135.0158	477,230
Credit Suisse Emerging Markets Fund	33,680.9251	257,933
Dreyfus GNMA Fund	18,424.6290	268,843
Strong Government Securities Fund	20,633.7366	222,638
Credit Suisse Global Fixed Income Fund	13,155.3733	127,607
Loomis Bond Fund	15,591.1500	162,623
Loomis Retail Bond Fund	3,427.6429	35,750
Loomis Institutional Bond Fund	196.7894	2,054
Citi S&P 500 Index Fund	3,289.3590	38,288
Smith Barney Money Fund, Inc. Government Portfolio	55,172.6900	55,173

Total at December 31, 2001		$8,577,359

4.                                      Investment in Carriage Services, Inc. Common Stock

The investment in Carriage Services, Inc. common stock consisted of 110,879.7162 and 100,265.2012 shares at December 31, 2002 and 2001, respectively.

5.                                      Party-In-Interest Transactions

During the years ended December 31, 2002 and 2001, the Plan engaged in purchase and sales transactions for shares of the Company’s common stock, as follows:

	2002	2001

Balance at beginning of year	$531,554	$144,400
Purchases of the Company’s common stock	150,728	121,596
Sales of the Company’s common stock	(101,105)	(121,203)
Change in value of the Company’s common stock	(139,870)	386,761

Balance at end of year	$441,307	$531,554

The Plan has not considered Company contributions to the Plan or benefits accrued or paid by the Plan for participants as party-in-interest transactions.

6.                                      Credit Risk

The Plan provides for various investments in mutual funds.  Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits and the amounts reported in participant accounts.

7.                                      Tax Status

On April 29, 1995, the Plan received a favorable determination letter from the Internal Revenue Service (the “IRS”).  Subsequent to the date of that original letter, the Company adopted an amendment and restatement of the Plan and has requested a determination letter covering the restated plan.  The trustees believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code.  Therefore, the trustees believe that the Plan is qualified and the related trust is tax-exempt as of December 31, 2002 and 2001.

SUPPLEMENTAL SCHEDULE

CARRIAGE SERVICES 401(K) PLAN

SCHEDULE H, Item 4i – SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2002

EIN:	76-0339922
PN:	001

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Current Maturity Value	Value***

*	Smith Barney Corporate Trust Co.	Dreyfus Founders Growth Fund	$1,228,453	**
*	Smith Barney Corporate Trust Co.	MCM Stable Asset Fund	1,291,929	**
*	Smith Barney Corporate Trust Co.	Scudder Large Company Value Fund	1,360,862	**
*	Smith Barney Corporate Trust Co.	Wasatch Core Growth Fund	1,300,346	**
*	Smith Barney Corporate Trust Co.	Lazard Small Capital Portfolio	787,380	**
*	Smith Barney Corporate Trust Co.	UBS International Equity Fund	490,812	**
*	Smith Barney Corporate Trust Co.	Credit Suisse Emerging Markets Fund	224,807
*	Smith Barney Corporate Trust Co.	Dreyfus GNMA Fund	414,389
*	Smith Barney Corporate Trust Co.	Strong Government Securities Fund	308,919
*	Smith Barney Corporate Trust Co.	Credit Suisse Global Fixed Income Fund	143,383
*	Smith Barney Corporate Trust Co.	Loomis Bond Fund	197,137
*	Smith Barney Corporate Trust Co.	Loomis Retail Bond Fund	39,548
*	Smith Barney Corporate Trust Co.	Loomis Institutional Bond Fund	19,846
*	Smith Barney Corporate Trust Co.	Citi S&P 500 Index Fund	100,917
*	Smith Barney Corporate Trust Co.	Smith Barney Money Fund, Inc. Government Portfolio	145,502
*	Smith Barney Corporate Trust Co.	Carriage Services, Inc. common stock	441,307	**

	Total assets held for investment purposes		$8,495,537

	Participant Loans (bearing interest at rates ranging from 9.75% to 10.75%)	Loans	$211,480

*                      Represents a party-in-interest.

**               Represents investment comprising at least 5% of net assets available for benefits.

***        Cost information is not presented because all investments are participant directed.